UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 22, 2021

FINTECH ACQUISITION CORP. V

(Exact name of registrant as specified in its charter)

Delaware	001-39760	84-4794021
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

2929 Arch Street, Suite 1703 Philadelphia, PA	19104
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (215) 701-9555

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	FTCVU	NASDAQ Capital Market
Class A common stock, par value $0.0001 per share	FTCV	NASDAQ Capital Market
Warrants, each whole warrant exercisable for one share of Class A common stock	FTCVW	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company      ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.     ☐

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

(a) In connection with the preparation of FinTech Acquisition Corp. V’s (the “Company”) financial statements as of September 30, 2021, the Company’s management, in consultation with its advisors, identified an error made in certain of its previously issued financial statements, arising from the manner in which, as of the closing of the Company’s initial public offering, the Company valued its Class A common stock subject to possible redemption. The Company previously determined the value of such Class A common stock  to be equal to the redemption value of such shares of Class A common stock, after taking into consideration the terms of the Company’s Amended and Restated Certificate of Incorporation, under which a redemption cannot result in net tangible assets being less than $5,000,001. Management has now determined, after consultation with its advisors, that the shares of Class A common stock underlying the units issued during the initial public offering can be redeemed or become redeemable subject to the occurrence of future events considered to be outside the Company’s control. Therefore, management has concluded that the redemption value of its shares of Class A common stock subject to possible redemption should reflect the possible redemption of all shares of Class A common stock. As a result, management has noted a reclassification error related to temporary equity and permanent equity. This has resulted in a restatement of the initial carrying value of the shares of Class A common stock subject to possible redemption, with the offset recorded to additional paid-in capital (to the extent available), accumulated deficit and shares of Class A common stock. In addition, in connection with the change in presentation for the Class A common stock subject to possible redemption, the Company has determined it should restate its earnings per share calculation to allocate income and losses shared pro rata between the two classes of its shares. This presentation contemplates a business combination as the most likely outcome, in which case, both classes of shares share pro rata in the income and losses of the Company.

On November 22, 2021, the audit committee of the board of directors of the Company (the “Audit Committee”), based on the recommendation of and after consultation with management, concluded that the Company’s (i) audited balance sheet as of December 8, 2020 (the “Audited Balance Sheet”) filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 14, 2020, as amended as set forth in the Restated Form 10-K (as defined below), (ii) audited financial statements for the year ended December 31, 2020 (together with the Audited Balance Sheet, the “Audited Affected Financials”), as reported in the Company’s Annual Report on Form 10-K/A filed with the SEC on May 14, 2021 (the “Restated Form 10-K”), (iii) unaudited financial statements as of March 31, 2021 (the “Q-1 Unaudited Financials”) contained in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 28, 2021, (iv) unaudited financial statements as of June 30, 2021 (together with the Q-1 Unaudited Financials, the “Unaudited Affected Financials”) contained in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2021 and (v) Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the SEC on November 10, 2021, should no longer be relied upon due to the error described above. The Company intends to reflect the error in an amendment to (1) its Annual Report on Form 10-K for the year ended December 31, 2020 (to include restatements with respect to the Audited Affected Financials) (the “Amended Form 10-K”) and (2) its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 (to include restatements with respect to the Unaudited Affected Financials) (the “Amended Form 10-Q”). Similarly, the related press releases, stockholder communications, investor presentations or other communications describing relevant portions of the Company’s financial statements for these periods, should no longer be relied upon.

The Company does not expect the changes described above to have any impact on its cash position or the balance held in the trust account.

The Company’s management has concluded that in light of the error described above, a material weakness exists in the Company’s internal control over financial reporting and that the Company’s disclosure controls and procedures were not effective. The Company’s remediation plan with respect to such material weakness will be described in more detail in the Amended Form 10-K and the Amended Form 10-Q.

The Audit Committee and management have discussed the matters disclosed pursuant to this Item 4.02(a) with the Company’s independent accountant.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Cautionary Statements Regarding Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “expects,” “intends,” “plans,” “estimates,” “assumes,” “may,” “should,” “will,” “seeks,” or other similar expressions. These statements are based on current expectations on the date of this Form 8-K and involve a number of risks and uncertainties that may cause actual results to differ significantly. These risks include the risk factors set forth in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2020 and in the Registration Statement on Form F-4 filed by eToro Group Ltd. (“eToro”) and other documents should be carefully considered, if and when filed by eToro or the Company from time to time with the SEC. If any of these risks materialize or these assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither eToro nor the Company presently know or that eToro and the Company currently believe are immaterial that could also cause actual events and results to differ. In addition, forward-looking statements reflect eToro’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. eToro and the Company anticipate that subsequent events and developments will cause eToro’s and the Company’s assessments to change. While eToro and the Company may elect to update these forward-looking statements at some point in the future, eToro and the Company specifically disclaim any obligation to do so, unless required by applicable law.

The Company does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise. Readers are cautioned not to put undue reliance on forward-looking statements.

Additional Information About the Transactions and Where to Find It

On March 16, 2021, the Company and eToro entered into an Agreement and Plan of Merger (the “Merger Agreement”) among eToro, Buttonwood Merger Sub Corp., a direct, wholly-owned subsidiary of eToro (“Merger Sub”), and the Company, which provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of eToro (the “Business Combination”). eToro has filed a registration statement on Form F-4 with the SEC, which includes a preliminary proxy statement/prospectus to be distributed to the Company’s stockholders in connection with its solicitation of proxies for the vote by the Company’s stockholders with respect to the Business Combination. After the registration statement has been declared effective, the Company will mail a definitive proxy statement/prospectus to its stockholders as of the record date established for voting on the Business Combination and the other proposals regarding the transactions contemplated by the Merger Agreement as set forth in the proxy statement/prospectus. eToro or the Company may also file other documents with the SEC regarding the Business Combination.

Participants in Solicitation

eToro and the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the Business Combination under the rules of the SEC. The Company’s stockholders, eToro’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of eToro and the Company in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2020 or eToro’s Registration Statement on Form F-4, as applicable, as well as their other filings with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of the Company’s stockholders in connection with the Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, is included in the preliminary proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the Business Combination (if and when they become available). Free copies of these documents can be obtained at the SEC’s website at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 22, 2021	FINTECH ACQUISITION CORP. V

	By:	/s/ James J. McEntee, III
	Name:	James J. McEntee, III
	Title:	President

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